1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 4, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,576

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,576 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares MSCI Global Impact ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks to track the investment results of an index composed of positive impact companies that derive a majority of their revenue from products and services that address at least one of the world’s major social and environmental challenges as identified by the United Nations Sustainable Development Goals.

The Fund seeks to track the performance of the MSCI ACWI Sustainable Impact Index (the “Underlying Index”), which has been developed by MSCI Inc. (the “Index Provider” or “MSCI”). The Underlying Index is comprised exclusively of companies whose core business addresses at least one of the world’s major social and environmental challenges, as defined by the United Nations Sustainable Development Goals (“UN SDGs”). Examples of sustainable impact categories within the UN SDGs include nutritious food, treatment of major diseases, sanitary products, education, affordable housing, loans to small and medium size enterprises, alternative energy, energy efficiency, green building, sustainable water, and pollution prevention. To be eligible for inclusion in the Underlying Index, companies must generate at least 50% of their annual sales from one or more of the sustainable impact categories and maintain minimum environmental, social and governance (“ESG”) standards. As of June 1, 2015, the Underlying Index consisted of companies in the following countries or regions: Australia, Austria, Belgium, Brazil, China, Denmark, France, Hong Kong, India, Indonesia, Italy, Japan, Mexico, the Philippines, Singapore, South Africa, South Korea, Sweden, Switzerland, Taiwan, the United Kingdom and the United States. The Underlying Index includes large- and mid-capitalization companies. Components of the Underlying Index primarily include consumer staples, healthcare and industrials companies. The components of the Underlying Index, and the degree to which these components represent certain industries, are likely to change over time.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,490 filed pursuant to Rule 485(a)(2) on August 6, 2015.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,490, filed pursuant to Rule 485(a)(2) on August 6, 2015, relating to the iShares Core International Aggregate Bond ETF, which became effective on November 10, 2015.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Buying and Selling Shares,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Portfolio Holdings Information,” “Investment Restrictions,” “Continuous Offering,” “Management,” “Investment Advisory, Administrative and Distribution Services – Portfolio Manager Compensation Overview,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,”

“Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Determination of Net Asset Value,” “Additional Information Concerning the Trust – Shares,” “Additional Information Concerning the Trust – Termination of the Trust or the Fund,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” “Financial Statements,” and “Miscellaneous Information.”

We also note that the Trust has included certain additional language to the Fund’s Statement of Additional Information under the headings “General Description of the Trust and the Fund” and “Creation and Redemption of Creation Units” related to creations and redemptions. This disclosure was added and will be added to other series of the Trust and iShares, Inc. to conform to market practice disclosures.

*     *     *     *     *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre, Esq.
Katherine Drury
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).